UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

Floor 14, Block B

No. 1004 Chuangye Avenue

Bao’an District, Shenzhen 518000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Mercurity Fintech Holding Inc. (the “Company”), originally filed a current report on Form 6-K (the “Current Report”), with the Securities and Exchange Commission on April 13, 2022 (the “Original Furnishing Date”). This amendment (the “Amendment”) to the Current Report on Form 6-K/A is being furnished solely for the purposes of clarifying the status of certain Company’s assets.

Other than as expressly set forth above, this Form 6-K/A does not purport to, amend, update, or restate the information in any other item of the Current Report. Unless defined herein, capitalized terms shall have the meanings set forth in the Current Report.

The Company suspected that the police might have put a hold on one of the Company's hardware cold wallets because on the day when Mr. Zhu was taken away by the Chinese police, that hardware cold wallet was taken. Based on the Company’s knowledge about the current investigation status, the Company suspects its cold wallet is currently in the possession of and being held by the police as they investigate Mr. Minghao Li and Mr. Wei Zhu for potential charges unrelated to their positions or activities as former officers and directors of the Company. The Company, under the guidance of its special committee and Chinese counsel, continues to make all reasonable efforts to attempt to recover its misplaced cold wallet and the digital assets contained therein. The Company is in the process of transferring the administrative authority over a portion of the cold wallet from Wei Zhu, its former Chief Executive Officer and former acting Chief Financial Officer, to current management, in order to retrieve a portion of the assets therein, but expects that such transfer will take a period of time due to the police investigation on Wei Zhu and regional COVID-19 lock-down measures in China.

As of the date of this Amendment, the Company believes it maintains control over and access to its material tangible and intangible assets, such as financial files, cash, operational documents and information, other than the misplaced cold wallet and crypto assets contained therein. Other than the missing cold wallet and crypto assets contained therein, the Company is currently not aware that the police has put a hold on any other information, documents, tangible or intangible assets, or financial files of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By	:	/s/ Shi Qiu
Name	:	Shi Qiu
Title	:	Chief Executive Officer

Date: May 18, 2022